June 30, 2009

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel, Esq.
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Loral Space & Communications Inc.
Registration Statement on Form S-3
Filed June 2, 2009
File No. 333-159656

Dear Mr. Spirgel:

On behalf of Loral Space & Communications Inc. (the “Company”), attached hereto for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), which has been marked to show the changes made from the Registration Statement filed on June 2, 2009.  Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 18, 2009 to Mr. Katz, Senior Vice President, General Counsel and Secretary of the Company.  Page numbers referred to in our responses refer to page numbers in the Pre-Effective Amendment No. 1 to the Registration Statement.

General

1.
Comment:  Throughout your prospectus, please revise to clarify how purchasers of non-voting common stock in this offering will be treated differently than holders of voting common stock.  For example, explain whether holders of non-voting common stock will be able to sell their shares on the Nasdaq Global Select Market in the same manner as holders of voting common stock.  If not, explain how such purchasers will be able to resell their shares (e.g., by resale on the OTCBB, pink sheets, etc.).  If the company intends to list the non-voting common shares on Nasdaq, note in your response letter how it intends to satisfy its obligation to register the class of non-voting equity securities under Section 12(b) of the Securities Exchange Act of 1934.

Larry Spirgel
Securities and Exchange Commission
June 30, 2009

Response:  At present, the Company’s shares of non-voting common stock are neither listed on a national securities exchange nor quoted on an automated quotation system of a national securities association.  The Company is obligated to list the shares of non-voting common stock on the Nasdaq Global Select Market upon the request of certain funds affiliated with MHR Fund Management LLC (the “MHR Funds”), pursuant to a certain Amended and Restated Registration Rights Agreement, dated as of December 23, 2008, between the Company and the MHR Funds.  The MHR Funds have deferred the Company’s obligation to list such shares until further notice, pursuant to a certain letter agreement, dated June 30, 2009, between the Company and certain of the MHR Funds.  The Company will apply to list the shares of non-voting common stock on the Nasdaq Global Select Market only upon the request of the MHR Funds and will comply with the applicable exchange rules and Section 12(b) of the Securities Exchange Act of 1934 prior to any such listing.  We have been informed that the selling stockholders have no current intention to either sell the shares being registered under this prospectus or request that the shares of non-voting common stock be listed on the Nasdaq Global Select Market.  In the event that a selling stockholder elects to sell shares of non-voting common stock prior to such a listing, the purchasers thereof will be able to resell such shares only in off-exchange transactions unless the shares are subsequently listed.  We have added disclosure as to how limited the resale market would be under these circumstances.  See pages 3, 7, 14 and 15.  The differing rights of holders of non-voting common stock as compared to holders of voting common stock are already described on pages 14 and 15.

Prospectus Cover Page

2.
Comment:  We note that your non-voting common stock is not presently listed on any national securities exchange or quoted on the OTC Bulletin Board. Therefore, as required by Item 501(b)(3) of Regulation S-K, please revise your prospectus cover page to include a fixed price per share or price range until the non-voting shares are listed on a national securities exchange or quoted on the OTCBB.

Response:  The Company has amended the prospectus cover page in reliance on the instructions to Item 501(b)(3).  In accordance with instruction 2 to Item 501(b)(3), since it is impracticable to predict or give an accurate range of the eventual sale price of the non-voting common stock to the public, the Company has disclosed that it anticipates that the price of the non-voting common stock would reflect a discount from the trading price of the Company’s voting common stock to account for the non-voting common stock’s substantially limited voting power.  The Company believes that it is generally recognized that the applicable discount for non-voting stock can only be determined on a case-by-case basis, and that generalizing the quantitative experience of other dual-series companies to the unique circumstances of the Company including its non-voting common stock would be unjustified and could yield a misleading indication of price to investors.  See page 3.

Larry Spirgel
Securities and Exchange Commission
June 30, 2009

About This Prospectus, Page 5

3.
Comment:  We note that you state that “You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.” This statement is inconsistent with your disclosure obligations, which generally require that your prospectus not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Please revise to clarify that the prospectus will be updated to the extent required by law.

Response:  The Company has revised the disclosure to clarify that the prospectus will be updated to the extent required by law.  See page 6.

Risk Factors, Page 6

4.	Comment: Please revise to include a risk factor relating to the lack of a market for your non-voting common stock.

Response:  The Company has included a risk factor relating to the lack of a market for its non-voting common stock.  See page 7.

Selling Stockholders Page 6

5.	Comment: Please revise your selling stockholders table on page six so that Dr. Mark H. Rachesky is also listed as a selling stockholder.

Response:  The Company has amended the selling stockholders table accordingly.  See page 8.

6.
Comment:  Please revise your disclosure relating to MHR Fund Management LLC and its affiliated funds in order to disclose all material relationships that MHR has had with the registrant or any of its predecessors or affiliates during the past three years. See Item 507 of Regulation S-K.

Response:  The Company has revised its disclosure to include all the material relationships MHR Fund Management LLC has had with the Company during the past three years.  See pages 9-11.

7.
Comment:  With respect to MHR Fund Management LLC and Dr. Rachesky, please revise to disclose the total number of voting and non-voting common stock to which such security holder is deemed the beneficial owner, as well as the percentage of outstanding shares that relates to such beneficial ownership.

Response:  The Company has amended footnote 1 to the selling stockholders’ table.  See page 8.

Larry Spirgel
Securities and Exchange Commission
June 30, 2009

Undertakings. page II-2

8.
Comment:  Please revise to include the paragraph required by Regulation S-K Item 512(a)(1)(iii)(B) relating to the ability of Form S-3 registrants to include certain changes to the registration statement by means of a prospectus supplement rather than by post-effective amendment.

Response:  The Company has revised the undertaking accordingly.  See pages II-2 and II-3.

Larry Spirgel
Securities and Exchange Commission
June 30, 2009

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8237.

Very truly yours,

/s/ Bruce Kraus

Bruce Kraus

cc:	Loral Space & Communications Inc.
Avi Katz Esq.